[LOGO]


FOR IMMEDIATE RELEASE



          EL SITIO REPORTS FIRST QUARTER 2000 FINANCIAL RESULTS

             Net Revenues Total $5.6 Million for the Quarter

             Average Monthly Unique Users Reach 3.8 Million,
                     Up 39% From 1999 Fourth Quarter

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Buenos Aires and New York - May 2, 2000 - El Sitio, Inc. (Nasdaq: LCTO), a
leading Internet media company targeting Spanish- and Portuguese-speakers, today reported net revenues of $5.6 million for the first quarter ended March 31, 2000, reflecting growth in advertising revenues, and unique users, registered users and page views on the Company's network. The revenue figure compares to net revenues of $276,000 for the first quarter of 1999 and $5.3 million for the fourth quarter of 1999.

Roberto Vivo-Chaneton, Chairman of El Sitio, commented, "First quarter performance was outstanding, as each of the countries in our network delivered revenues in excess of our expectations. This performance, along with continued momentum in unique users and audience reach, is particularly satisfying in light of expected seasonal softness in South America in the first quarter."

Roby Cibrian-Campoy, Chief Executive Officer of El Sitio, stated, "Our revenues and metrics grew steadily as the quarter progressed. We are adding over 100,000 new registered users per month, and are now over one million, demonstrating our network's increasing reach and appeal to both users and advertisers. Key recent developments, such as the launch of new country sites for Chile and Colombia, the acquisition of DeCompras.com, which will close in the second quarter, and the growing number of well-known vertical content sites seeking to access El Sitio's community, set the stage for sustained growth."


Audience Highlights

El Sitio's substantial growth in audience reach and network traffic continued through the first quarter of 2000. First quarter average monthly unique users were 3.81 million, an increase of 39% over the 2.75 million average monthly unique users in the fourth quarter of 1999. Total page views in the first quarter were 417.9 million, up 55% from the fourth quarter. Registered users at March 31, 2000 were 936,000, up 48% from 634,000 at December 31, 1999. Registered users totaled 251,000 at

March 31, 1999. (Unique user and page view data are audited by Engage
I/Pro.).


Financial Highlights

Revenue growth for the first quarter of 2000 was driven by continued momentum in El Sitio's advertising revenues, which totaled $2.9 million in the first quarter, versus $276,000 a year ago and $2.7 million in the 1999 fourth quarter. Active advertising clients totaled 176 in the first quarter, up from 160 in the fourth quarter and 20 in the 1999 first quarter. Growth in revenues was achieved in all countries in the El Sitio network, with Argentina, Brazil and Uruguay particularly strong, notwithstanding the effects of seasonality in those countries.

Net connectivity revenues of $2.8 million compared to $2.7 million in the fourth quarter of 1999. El Sitio had acquired the connectivity subscribers of IMPSAT Fiber Networks in Brazil and Argentina in the fourth quarter of 1999. The Company completed integration of the Brazil and Argentina acquisitions in the first quarter of 2000, and expects to actively promote the service beginning in the second quarter as part of El Sitio's branding and advertising efforts. The Company's acquisition of connectivity subscribers from IMPSAT Fiber Networks in Colombia closed in mid-April 2000.

Negative EBITDA for the 2000 first quarter improved by 20% from the 1999 fourth quarter, totaling $14.1 million versus $17.7 million. El Sitio's operating costs and expenses were below budget.

Net loss for the first quarter of 2000 was $20.4 million, or $0.51 per share, compared to a net loss of $1.5 million, or $0.15 per share, for the first quarter of 1999. The Company's net loss for the fourth quarter of 1999 was $22.4 million, or $1.17 per share.


First Quarter Milestones

The Company achieved a number of milestones during the first quarter of 2000, including:

Network expansion

El Sitio's network now consists of seven country-specific sites and a global site, following the launches of El Sitio Chile in February and El

                                   -2-

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Sitio Colombia in late April. The Company also continues to implement its strategy to further localize its content in major Latin American and U.S. Hispanic population centers. The Company recently added localized content for five of Argentina's largest metropolitan areas.

Product and content

Since the beginning of 2000, the Company has entered into several content and strategic partnerships to further enhance its network and grow advertising revenues. These agreements include the advertising and content alliances with Grupo Sarandi in Uruguay, and Red de Television Chilevision S.A. and Iberoamerican Media Holdings Chile S.A., and commerce and content alliances with Compaq Latin America and Hollywood.com.

El Sitio recently entered into partnerships with leading Internet vertical portals, which pay El Sitio fees and, in certain cases, a percentage of revenues in order to access El Sitio's loyal and growing community of users. The Company has just recently concluded an exclusive agreement with the Hicks Muse-backed sports portal PSNSports.com. Under the agreement, PSNSports.com, the official site of the leading sports cable network PSN Sports, will provide El Sitio with access to content, video and services. Other new content partners include travel network Viajo.com, financial sites Patagon.com and LatinStocks.com, auction site Lokau.com, and real estate portal HogarDigital.com. The incorporation of these selected topical sites on El Sitio's network broadens the Company's quality offering and further monetizes its community and market reach.

Convergence and Broadband

In February, the Company launched El Sitio 3D, Latin America's first three-dimensional virtual community in which audio, video and text converge to provide users with a compelling online experience. El Sitio 3D is experiencing approximately 10,000 daily logins; the Company is actively creating new original content and features for this site and is expanding its library of video and audio clips. El Sitio 3D plays a key role in the Company's efforts to lead the broadband revolution in Latin America.

E-commerce

In March, El Sitio announced the acquisition of DeCompras.com, a leading e-commerce company targeting Mexico as well as Mexican-Americans located in the United States, who comprise approximately 65% of all U.S.
Hispanics. This acquisition, which is expected to close in late May,

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accelerates the implementation of El Sitio's e-commerce strategy as
DeCompras' market represents approximately one-half of El Sitio's target audience in the Americas.


About El Sitio

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish- and Portuguese-speakers. El Sitio is designed as an Internet destination network (www.elsitio.com) that consists of country web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States and Uruguay, as well as a Global site. Founded in 1997, El Sitio has a team of 425 professionals in seven offices throughout the Americas. El Sitio's common shares began trading on the Nasdaq National Market in December 1999.

This announcement contains forward-looking statements that involve risks and uncertainties, including those relating to El Sitio's ability to expand its user and advertiser bases, to increase its revenues, and to generate future profits and positive cash flow from operations. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the increasingly competitive and changing environment for advertising sales, uncertainties associated with the Internet as an advertising and e-commerce medium, the company's dependence on advertising revenues and on third parties for technology, content, and distribution, and the company's ability to integrate acquired businesses. Other factors that could affect the company's business, results of operations, financial condition and prospects are identified in the company's prospectus dated December 9, 1999 included in its registration statement on Form F-1, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors", which registration statement is on file with the U.S. Securities and Exchange Commission (http://www.sec.gov). Nothing can or should be inferred about El Sitio's future financial performance from the information contained in this press release. The accompanying condensed consolidated statements of operations and balance sheets are an integral part of this announcement.



                       [Financial Tables Attached]


All other trademarks and/or registered trademarks are the property of their respective owners.

Contacts:



Investors:                           Media:

Horacio Milberg                      Mariano Varela
Chief Financial Officer              Vice President, Marketing

El Sitio, Inc.                       El Sitio, Inc.

011-5411-4339-3700                   011-5411-4339-3700

Or                                   Or
Jeff Majtyka/Leonardo Santiago       Eric Sokolsky

Brainerd Communicators               TSI Communications

212-986-6667                         212-320-2203


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                              EL SITIO, INC.

                  CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                        Three Months Ended
                                                                    ----------------------------------------------------------
                                                                      March 31, 2000      March 31, 1999     December 31, 1999
                                                                    ------------------  -----------------    -----------------
                                                                       (unaudited)         (unaudited)          (unaudited)
                                                                         (In thousands, except share and per share data)
Revenues
Net advertising and related services revenues . . . . . . . . . .       $    2,877          $      276          $    2,681
Net connectivity services revenues  . . . . . . . . . . . . . . .            2,769                                   2,656
                                                                        ----------          ----------          ----------
Total net revenues  . . . . . . . . . . . . . . . . . . . . . . .            5,646                 276               5,337
                                                                        ----------          ----------          ----------
Costs and expenses
Product, content and technology . . . . . . . . . . . . . . . . .            5,131                 616               4,893
Marketing and sales . . . . . . . . . . . . . . . . . . . . . . .            9,845                 355              13,397
Corporate, general and administrative . . . . . . . . . . . . . .            4,814                 740               4,703
Depreciation and amortization . . . . . . . . . . . . . . . . . .            2,315                  66               1,764
Share-based compensation  . . . . . . . . . . . . . . . . . . . .            2,040                                   1,543
                                                                        ----------          ----------          ----------

Total costs and expenses  . . . . . . . . . . . . . . . . . . . .           24,145               1,777              26,300
                                                                        ----------          ----------          ----------

Operating loss  . . . . . . . . . . . . . . . . . . . . . . . . .          (18,499)             (1,501)            (20,963)

Total other income (expense)  . . . . . . . . . . . . . . . . . .            2,058                 (14)                499
Dividends on convertible preferred shares(1)  . . . . . . . . . .           (3,929)                                 (1,960)
                                                                        ----------          ----------          ----------

Net loss attributable to common shareholders  . . . . . . . . . .       $  (20,370)         $   (1,515)         $  (22,424)
                                                                        ==========          ==========          ==========

Basic and diluted net loss per common share . . . . . . . . . . .       $    (0.51)         $    (0.15)         $    (1.17)
Shares used in computing basic and diluted loss per common share        40,182,063          10,408,889          19,164,323

[FN]


<F1> The difference between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share is amortized as a deemed dividend during the six-month period ending June 15, 2000.

                              EL SITIO, INC.

                            BALANCE SHEET DATA


                                                                      March 31, 2000      March 31, 1999     December 31, 1999
                                                                       (unaudited)         (unaudited)           (audited)
                                                                    ------------------  ------------------  ------------------
                                                                                          (in thousands)
ASSETS

Current assets
 Cash, cash equivalents and investments   . . . . . . . . . . . .        $136,783            $    471            $160,029
 Trade accounts receivable, net   . . . . . . . . . . . . . . . .           3,910                 105               3,123
 Other current assets   . . . . . . . . . . . . . . . . . . . . .          14,502                  --              10,486
                                                                         --------            --------            --------
   Total current assets . . . . . . . . . . . . . . . . . . . . .         155,195                 576             173,638
                                                                         --------            --------            --------
Property, plant and equipment, net  . . . . . . . . . . . . . . .           7,561                 630               5,405
Intangible assets - Customer base . . . . . . . . . . . . . . . .          16,857                 139              18,209
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . .           6,093                 355               4,668
                                                                         --------            --------            --------
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $185,706            $  1,700            $201,920
                                                                         ========            ========            ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
 Accounts payable - trade   . . . . . . . . . . . . . . . . . . .        $  8,846            $    282            $ 13,499
 Accrued and other liabilities  . . . . . . . . . . . . . . . . .           5,611                 660               4,796
 Other current liabilities  . . . . . . . . . . . . . . . . . . .           1,203                 700                 986
                                                                         --------            --------            --------
   Total current liabilities  . . . . . . . . . . . . . . . . . .          15,660               1,642              19,281
                                                                         --------            --------            --------
Class B convertible preferred shares  . . . . . . . . . . . . . .           8,967                  --               8,967
                                                                         --------            --------            --------
Shareholders' equity (deficit)  . . . . . . . . . . . . . . . . .         161,079                  58             173,672
                                                                         --------            --------            --------
Total liabilities and shareholders' equity  . . . . . . . . . . .        $185,706            $  1,700            $201,920
                                                                         ========            ========            ========

















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